

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Ioannis Zafirakis
Secretary
OceanPal Inc.
Ymittou 6
175 64 Palaio Faliro
Athens, Greece

> **Re: OceanPal Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form 20-F**
> **Submitted August 10, 2021**
> **CIK No. 0001869467**

Dear Mr. Zafirakis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Explanatory Note, page 3

1. We note your response to our prior comment 2. Please revise your disclosure to describe the reasons for the spin-off transaction, as you state in your response. In addition, please disclose why you have structured the transaction to create the Series B Preferred Shares and Series C Convertible Preferred Shares, and to issue such shares to the Parent.

General

2.   We note your response to our prior comment 12 that the distribution of the OceanPal shares to the shareholders of the Parent will not constitute a "sale" within the meaning of Section 2(a)(3) of the Securities Act because the distribution will meet the conditions in Staff Legal Bulletin No. 4. We also note your response that the spin-off will not fundamentally alter the nature of the investment of the Parent's shareholders, when comparing their (1) pre-spin-off economic ownership of and voting power as to the Parent and (2) combined post-spin-off economic ownership of and voting power as to the Parent and the Company, such that the Parent's shareholders will be providing "value" for the OceanPal shares. Please provide additional analysis as to whether the transactions in connection with the distribution would fundamentally alter the nature of the Diana Shipping shareholders' investment such that the shareholders are providing value for the OceanPal shares. In that regard, please provide an analysis of the shareholders' economic and voting interests in Diana Shipping prior to the transactions compared to their economic and voting interests in Diana Shipping and OceanPal after the transactions. Please ensure to include an analysis with respect to the rights of holders of each class of Diana Shipping's outstanding capital stock, and to also describe the extent to which the features of the OceanPal Series B Preferred Shares and Series C Convertible Preferred Shares will differ from the features of the Diana Shipping Series B Preferred Shares and Series C Preferred Shares. In addition, please tell us whether the holders of Diana Shipping's preferred stock will receive OceanPal common shares in the distribution, and whether they will receive OceanPal preferred shares in connection with the distribution.

     You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Edward Horton